May 31, 2006
Via EDGAR
Securities and Exchange Commission
One Solution Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Attn:	Chris White
Craig Wilson

	Re:	Network Appliance

Review of Form 10-K for the fiscal year ended April 30, 2005, filed on July 8, 2005,

and Forms 8-K, filed August 17, 2005 and November 16, 2005

File No. 000-27130
Ladies and Gentlemen:
     Network Appliance (the “Company”) submits this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated April 28, 2006 relating to the Company’s Form 10-K for the fiscal year ended April 30, 2005, filed July 8, 2005, and Forms 8-K filed on August 17, 2005 and November 16, 2005.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.
Form 10-K for the Fiscal Year Ended April 30, 2005

Item 7. Management’s Discussion and Analysis of Finance Condition and Results of Operations

Overview, page 33
1.	Tell us what consideration you gave to disclosing key indicators of financial condition and operating performance pursuant to Section III.B.1 of SEC Release. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. As a part of your response, clarify the key variables and other qualitative and quantitative factors you have identified that are necessary to understand and evaluate your company.

The Company considers the disclosure of key indicators of financial condition and operating performance as a part of its disclosure controls associated with the preparation and review of periodic reports filed with the Commission.

In addition, the Company advises the Staff that the key indicators of financial condition and operating performance disclosed in its Form 10-K include many of the same indicators management reviews in assessing the financial performance of its business and discusses in its analyst calls and investor presentations. The key indicators for which management reviews levels and trends include:
•	Product, software subscription and service revenues

•	Product and service margins

•	Operating expenses

•	Other income/expense

•	Net profits

•	Tax rate

•	Cash flows

•	Balance sheet metrics (Cash balances, Days Sales Outstanding and inventory turns)
The Company has also included qualitative disclosures about the industry and its business including a discussion regarding consolidation in the storage industry. The Company’s strategic investments are targeted to strong growth areas in the storage market such as modular storage, data protection and grid computing. Further, the Company discussed pricing declines in the industry which could have had an adverse impact on margins if not offset by sales of software products and/or higher ASPs (Average Selling Prices). The Company also discussed supplier constraint issues affecting the industry and the Company’s response to such constraints.

The Company will continue to review its disclosures to ensure that management’s key financial indicators are disclosed and discussed in its financial filings.
Critical Accounting Estimates and Policies, page 36
2.	Your critical accounting policies should describe more fully your estimates and assumptions that are highly uncertain or susceptible to change and the related material impact on financial condition of operating performance. Disclosure should be considered as to why they bear risk of change, how you arrived at the estimate, accuracy of the estimate/assumption in the past, how they have changed, and reasonably likely future changes. For further disclosure guidance see Financial Reporting Release No. 60, Cautionary Advice Regarding Disclosure About Critical Accounting Policies and Release No. 34-45907, Proposed Rule: Disclosure in Management’s Discussion and Analysis about the Application of Critical Accounting Policies.

The Company acknowledges the Staff’s comment. The Company will continue to assess the appropriateness of its disclosures of Critical Accounting Estimates and Policies, particularly with respect to those estimates and assumptions which are highly uncertain or susceptible to change. The Company will also continue to review Financial Reporting Release No. 60 and make any appropriate changes in the filing of its upcoming Form 10-K expected to be filed in early July 2006.
New Accounting Standards, page 40
3.	Your disclosure states that the adoption of SFAS 123R will have a “significant impact on our consolidated financial statements.” Tell us what consideration you gave to disclosing the impact that is expected to have on your financial statements pursuant to SAB Topic 11M with respect to the following:
•	A discussion of the quantitative impact that adoption of the standard is expected to have on the financial statements, unless not known or reasonably estimable and in that case include a statement to that effect.

•	Disclosure of the potential impact of other significant matters that you believe might result from the adoption of the standard (such as technical violation of debt covenant agreements, planned or intended changes in business practices, etc.)
The Company advises the Staff that, at the time of this disclosure, the Company had not completed its analysis of the impact of adopting SFAS 123R. The Company based its assessment of significance on the size of its pro-forma compensation expense, which amounted to $81.7 million for the year ended April 30, 2005. As the Company is not required to adopt this new standard until its first fiscal quarter of 2007, we have only recently begun analyzing the provisions of SFAS 123R. We are still assessing the impact and will complete the assessment at the end of our first fiscal quarter of 2007. However, we anticipate that our disclosures in our Annual Report on Form 10-K for the year ended April 30, 2006 will contain disclosures similar to other companies in their quarter before adoption. The Company is not aware of any other changes in business practices and does not expect any violations of debt covenants due to the adoption of SFAS 123R.
Fiscal 2005 Compared to Fiscal 2004

Product Revenues, page 42
4.	You disclose that “increase in product revenues was specifically attributable to increased software licenses and software subscriptions and an increase in units shipped.” You also disclose on page 42 that product revenues were negatively affected by lower-cost-per-megabyte disk and declines both in average selling prices and older product unit sales. Tell us your consideration of Regulation S-K,

Item 303(a) (3) (ii) and (iii), which require you to disclose any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operation. Address in your response the extent to which increases in revenues are attributable to increases in prices, the volume of goods or services being sold, or to the introduction of new products or services. In this respect we believe you should quantify the impact of the favorable and negative factors that affect product revenues. See Item 303 of Regulation S-K and the “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Release 33-8350 for further disclosure guidance.

We consider the requirement to disclose known trends and uncertainties that could have a material impact on our results of operations, as required by Item 303 of Regulation S-K and the Staff’s interpretive guidance, as an integral part of our disclosure controls. These factors are carefully considered by management and our disclosure committee in preparing our periodic reports, and such factors are reviewed with our Audit Committee in connection with our disclosure processes.

In response to the Staff’s request, please be advised that increases in product revenues during fiscal 2005 were primarily attributable to an increase in units shipped of our current products plus increased sales of software licenses. The increase in units shipped and licenses sold was due to increased demand for the Company’s products including sales through indirect channels (resellers, distributors and OEM partners). Service revenues grew due to our increasing installed base and demand for longer-term service packages and renewals of support contracts by existing customers.

As requested by the Staff, we will continue to evaluate and disclose as appropriate the quantification of positive and negative factors affecting product revenues. We will also identify and address those key variables and other qualitative and quantitative factors necessary for an understanding of our results of operations, and provide readers a view of the company through the eyes of management.

5.	You also disclose 2005 to 2004 material changes in Service Revenues, International total revenues and Product Gross Margin. In addition, you state that product gross margin was favorably affected by “favorable product and add-on software mix” and negatively affected by “increased sales through certain indirect channels, which typically carry a lower gross margin than our direct sales.” When discussing material changes and the impact of positive and negative factors, your analysis should provide the underlying reasons or implications of changes and factors and the financial implications of any trends events or uncertainties. See Item 303 of Regulation S-K and the “Commission Guidance Regarding Management’s Discussion and Analysis of Financial

Condition and Results of Operations,” Release 33-8350 for further disclosure guidance.

The Company acknowledges the Staff’s comment. The Company will continue to consider and disclose as appropriate its disclosures regarding material changes and the impact of positive and negative factors to ensure we provide the underlying reasons and implications of any changes as well as the financial ramifications of any events or uncertainties.
Note 2. Significant Accounting Policies

Revenue Recognition and Allowance, page 65
6.	We note you derive a significant portion of your sales from the resale of disk drives as components of your storage system from your disclosure on page 25. This and other disclosure noted in your filings indicates that your product revenue includes a hardware and software element. For example we note the “add-on software” related to sales of your current product portfolio as disclosed on page 42. Tell us how you considered EITF Issue No. 03-5 when determining whether the non-software deliverable included in your arrangement (hardware, hardware installation and hardware maintenance) are software related and included in the scope of SOP 97-2.
The Company advises the Staff that, as noted in its comment, our product revenue includes both hardware and software. At the time of sale, we also offer our customers the option to purchase:
•	hardware installation services; and

•	premium hardware maintenance service above our standard hardware warranty, which provides either quicker replacement part delivery times, on-site technicians to perform the hardware replacements, or both;
The following discussion addresses our evaluation of whether the hardware, hardware installation, and premium hardware maintenance elements of our arrangements are subject to SOP 97-2:

Hardware

Our enterprise storage products consist of our server and our network storage devices. Our server is a proprietary design which combines commodity hardware components and proprietary operating system/database protocol software. (We do not sell this software to operate on systems manufactured by other companies, nor do other manufacturers sell operating system software to operate on our servers.) Our storage devices combine OEM storage devices, such as disk drives, with proprietary connection hardware and software in order to operate with our server. (As sold, these storage devices will only function when connected to our server.) Customers typically purchase a server and one or more storage devices. In order to expand their storage capacity, depending on their initial hardware configuration, customers may need to purchase both an additional server and storage device, or only additional storage devices. While our hardware primarily consists of commodity-based components, our software provides the functionality for its intended use, and our storage devices operate only when attached to our server.

Paragraph 2 of EITF 03-5, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software indicates ”...if the software is essential to the functionality of the hardware, the hardware would be considered software-related and therefore, included within the scope of 97-2.” Our firmware and operating software are essential to the functionality of our storage devices. Accordingly, we believe that SOP 97-2 applies to the hardware servers and storage devices we sell.

Hardware Installation Services

We offer hardware installation services to our customers. Our software comes preloaded on our hardware at the time of shipment, so no software installation service is required. Only 35% of our customers elect to use our hardware installation service. All of our other customers choose to perform the installation themselves or make use of other third parties.

Paragraph 2 of EITF 03-5 states that “Software-related elements include software products and services such as those listed in paragraph 9 of SOP 97-2[1] as well as any non-software deliverables(s) for which a software deliverable is essential to its functionality.” We believe that hardware installation is a non-software deliverable because the software is not essential to the functionality of the installation service, which consists principally of installing the various hardware units in rack mounts and cabling the components together, and therefore is outside the scope of SOP 97-2. Accordingly, we have applied the provisions of SAB Topic 13 to the hardware installation services. We have concluded that our installation services are an inconsequential and perfunctory obligation under SAB Topic 13 because:
•	Installation is not essential to the functionality of our hardware.

[1]	Paragraph 9 of SOP 97-2 states:

Software arrangements may provide licenses for multiple software deliverables (for example, software products, upgrades/enhancements, PCS, or services), which are termed multiple elements. A number of the elements may be described in the arrangement as being deliverable only on a when-and-if-available basis. When-and-if-available deliverables should be considered in determining whether an arrangement includes multiple elements. Accordingly, the requirements of this SOP with respect to arrangements that consist of multiple elements should be applied to all additional products and services specified in the arrangement, including those described as being deliverable only on a when-and-if-available basis.

•	Installation does not involve significant changes to the features or capabilities of the equipment nor does it require building complex interfaces or connections.

•	Much of the work covered by our installation fee, such as customer site inspection, configuration and rack mounting and kitting of cables and other accessories, is done prior to shipment; the time to finalize the installation service following shipment to the customer is typically one technical engineer for one day or less.

•	We typically complete the installation within 10 business days after shipment of the system.

•	The skills and equipment required to perform the installation services are not specialized, as approximately 65% of our customers perform the installation themselves or engage third party vendors to perform the installation.

•	The fee charged for the total installation service is insignificant in relation to the contract fee, typically representing 5% or less of the total arrangement price; because 80% or more of the work covered by the installation fee is typically completed prior to shipment, the relative value of the undelivered installation service at the time revenue is recognized is 1% or less of the total arrangement price. Gross margins on installation and other professional services was approximately 20% in FY 2005, so the gross margin impact of the undelivered installation service is insignificant to the total gross margin of the sale.

•	Failure to complete the installation services does not provide our customers the right to receive a full or partial refund or the right to reject hardware and software previously delivered.

•	Payment of the arrangement fee is not tied to completion of the installation services.

•	The start of the hardware warranty period and software PCS period is based on delivery, and is not dependent on the installation date.
Accordingly, the Company records revenue allocated to the hardware and software elements at the time of shipment, and accrues the estimated cost to complete the installation services.

Premium Hardware Maintenance Services

All hardware components of our system sales come with a one or three-year parts replacement warranty. Customers can purchase hardware service contracts at the end of the warranty term. In addition, at the time of initial purchase, customers can elect to pay for premium hardware maintenance service, which provides either quicker replacement part delivery times, on-site technicians to perform the hardware replacements, or both.

We have evaluated our premium hardware maintenance services under EITF 03-5 and concluded that such services are within the scope of SOP 97-2. As mentioned above, we have concluded that our hardware deliverables are subject to SOP 97-2 because their functionality depends on our proprietary operating system software. Furthermore, EITF 03-5 concludes that software elements listed in paragraph 9 of SOP 97-2 are subject to SOP 97-2. Post-contract customer support services are specifically listed in paragraph 9 of SOP 97-2 as a software deliverable. Therefore, we concluded that our premium maintenance services are subject to the provisions of SOP 97-2.

As discussed below in our response to comment 7, we have a large population of customers that renew premium hardware maintenance services. Accordingly, we sell such services separately from our hardware, software and installation services. However, substantially all our customers that purchase premium hardware maintenance also purchase our software support services. We have been able to establish vendor-specific objective evidence (“VSOE”) of the fair value of our premium hardware maintenance services and software support services as a combined element. Accordingly, we defer the VSOE of such services at the time of the initial sale and recognize such revenue over the contractual maintenance period.
7.	We note your arrangements include multiple elements and that you allocate revenue to each element using the residual method based on vendor specific objective evidence (“VSOE”) of fair value of the undelivered items. Please address the following with respect to your policy for establishing VSOE on fair value of your elements.
•	Clarify which elements of your arrangements that you have and have not established VSOE of fair value.
At the time our systems are sold, most customers purchase some or all of the following additional services, which are available for periods of up to three years at time of sale and can be renewed subsequently:
•	Software Subscription Plan (“SSP”) — the right to unspecified product upgrades and enhancements on a when-and-if-available basis. Also, bug fixes and patch releases associated with the original product sale and the right to receive new versions of the product are provided on a when-and-if available basis. This represents post contract support (“PCS”) for our software products. We have used the term “Software PCS” in the remainder of our response to describe this element.

•	Premium hardware maintenance services – as described in our response to comment 6, which provides various levels of replacement part delivery times, on-site technicians to perform the hardware replacements, or both.

•	Storage optimization reviews performed on a quarterly or semi-annual basis by our technical consulting organization that are included as part of a bundled service offering.
In addition, customers may purchase other technical consulting services at the time of the sales arrangement, typical on a per-hour or standard project basis, which may remain undelivered at the time of sale.

At the time of sale, over 90% of our customers elect to purchase Software PCS, approximately 50% purchase some level of premium hardware maintenance service and less than 25% purchase a service package that includes storage optimization reviews. We offer one, two and three year arrangements at the time of sale and these services can be renewed on an annual basis thereafter. We have a significant number of renewals of each of these elements; for example, over half of systems purchased four years ago continue to be covered by service arrangements.

The list price of these services is based on a percentage of the list price of the item to which it relates. For example, our list price of Software PCS is 12% of the list price of the related software. These prices represent a per-year price. Therefore, the list price for a two year arrangement is double the one-year price. We analyze the discount from list price granted in separate sales transactions (i.e., renewals) to determine the fair value discount rate for these elements. We use the fair value discount rate against the list price of the service elements sold at the time of system sale to determine if revenue in addition to the stated price should be allocated to these elements, resulting in an increase in the amount of revenue deferred at the time of sale.

More specific information regarding our method for establishing the fair value of these elements follows:
Software PCS — Software PCS represents our largest undelivered element, with a fair value at time of sale for 2005 system sales of $209 million; this represents the fair value of the Software PCS services at the time of sale, which is deferred and recognized over the one, two or three year contract period. As described in more detail in the Appendix to this response letter, attached hereto, we have analyzed separate Software PCS sales transactions (i.e. renewals) to determine whether our pricing is sufficiently concentrated to enable us to establish VSOE of fair value for PCS. We have concluded that the concentration of our pricing is sufficient to establish VSOE. Therefore, we have determined that our weighted average discount from our list price for separate sales of Software PCS represents the fair value of our Software PCS.

Premium Hardware Maintenance Services — Premium hardware maintenance services represent our second largest undelivered element, with a fair value at time of sale for 2005 systems sales of $89 million. Customers who purchase premium hardware maintenance services generally always purchase Software PCS at the same time, both at the time of system sale and at time of renewal. Therefore, we do not sell premium hardware maintenance services as a separate element. We do however sell premium hardware maintenance services bundled with Software PCS separately on a regular basis. (We have used the term “Premium Hardware Maintenance/PCS” to describe this bundled element in the remainder of our response.) As described in more detail in the Appendix to the letter, we have analyzed our separate renewal sales transactions (i.e. renewals) to determine whether our pricing is sufficiently concentrated to enable us to establish VSOE of fair value for Premium Maintenance/PCS as a bundled element. We have concluded that the concentration of our pricing is sufficient to establish VSOE. Therefore, we have determined that our weighted average discount from our list price for separate sales of Premium Hardware Maintenance/PCS represents the fair value of our bundled Premium Hardware Maintenance/PCS.

Storage Optimization Reviews — Recurring storage optimization reviews represent the smallest category sold at the time of system sale. This service had a fair value at time of sale for 2005 systems sales of $17.0 million, which represents less than 1% of consolidated revenues of the Company and, in aggregate, 5% of the value of the total undelivered elements at time of sale. This service represents consulting-type service to help our customers maximize the use of both our products and other data storage products in their network and is performed on either a quarterly or semi-annual basis over the term of the arrangement. This service is not essential to the functionality of either the hardware or the software purchased by the customer. This service could be performed by other outside consulting organizations.

We have concluded that this service is not software related under EITF 03-5 and therefore not subject to the provisions of SOP 97-2. We have only rarely sold these services separately. We do however sell these services bundled with premium hardware maintenance service and Software PCS on a regular basis. Accordingly, we have established evidence of fair value through our separate sales of this bundled element containing storage optimization services, premium hardware maintenance services and Software PCS. (We have used the term “Storage Reviews/Premium Hardware Maintenance/PCS” to describe this bundled element in the remainder of our response.). Since this bundled element contains elements subject to SOP 97-2 as well as elements not subject to SOP 97-2, we concluded that this unit of accounting should be separated from the other SOP 97-2 elements (hardware and software) of our arrangement using the provisions of EITF 00-21, as required by paragraph 4(a)(iii) of EITF 00-21. Accordingly, we require objective and reliable evidence of the fair value as required by paragraph 9(b) of EITF 00-21. As described in more detail in the Appendix to the letter, we have analyzed these separate sales transactions to determine whether our pricing is sufficiently concentrated to enable us to establish fair value for Storage Reviews/Premium Hardware Maintenance/PCS as a bundled element. We have concluded that the concentration of our pricing is sufficient to establish reliable and objective evidence. Therefore, we have determined that our weighted average discount from our list price for separate sales of Storage Reviews/Premium Hardware Maintenance/PCS represents the fair value of our bundled Storage Reviews/Premium Hardware Maintenance/PCS.

Other technical consulting services - We regularly sell other consulting services separately from any of our other revenue elements, either on a time and materials basis or for fixed price standard projects. These technical consulting services are similar to consulting services offered by other consultants, and less than half of our customers purchase these consulting services at the time of sale. The type of work that is performed is not essential to the functionality of the software or hardware. Therefore, in accordance with EITF 03-05, we do not believe these services are subject to SOP 97-2.

Technical consulting revenues were $20.7 million for fiscal year 2005, which represents 1.3% of consolidated revenues. We have analyzed the separate sales prices of these consulting services when sold separately to establish objective and reliable evidence of fair value for the undelivered professional services. Because a large portion of our technical consulting services are performed in the same fiscal quarter in which they are sold, we only review those contracts for which technical consulting services remain unperformed at the end of the quarter to determine if an adjustment is required to the amount of revenue recorded at time of sale. For all technical consulting services which were sold but not yet performed at the end of each period, we defer revenue at the rate as stated in the contract; in addition; for any undelivered technical consulting services that were sold as part of a system sale, we increase the amount of deferral for any contract rates which are below our established fair value rates (which are based on the average rates charged on separate consulting engagements, which we believe represent our fair value rates). The total amount of undelivered consulting services sold as part of system sales at the end of FY 2005 was approximately $3 million; the amount of adjustment required to adjust the discounted rates to fair value was approximately $100,000, or 3% of the unrecognized revenue at that date.
•	Your disclosure indicates that VSOE of fair value is based on the price charged when the element is sold separately. Please provide your analysis that demonstrates how you have established VSOE of fair value for each element in accordance with paragraphs 10 and 57 of SOP 97-2, as amended.

The Appendix to this letter contains specific information regarding the undelivered elements at the time of sale described above, including the average discounts from our list price received at the time of sale and renewal, and the data which was analyzed in connection with our conclusion that we had VSOE for elements under SOP 97-2 and objective and reliable evidence for elements under EITF 00-21 to determine the fair value of these undelivered elements. We have requested confidential treatment for this analysis.

Based on the data obtained from this analysis, we compare the discounts from list price for these undelivered elements granted at the time of system sale with the discounts provided in separate sales transactions (i.e., renewals). For discounts greater than the fair value of the undelivered element, additional revenue is deferred at the time of sale and is recognized over the relevant service period. The result of this analysis was that an additional $53 million of revenue was reallocated to the contract amount of $263 million for the undelivered elements of our sales contracts and is being recognized over the contract service periods.
•	We note that your software subscriptions and hardware maintenance can have terms of up to three years. If you have established VSOE of fair value of these elements based on renewal rates, explain how you have determined that such rates are substantive in accordance with TPA 5100.52.
Our arrangements do not typically include renewal rates. As noted above, we use separate sales prices of our PCS, and other service elements at the time they are renewed to establish VSOE of the fair value of those elements.
•	We note that you offer pricing discounts based on your disclosure on page 43. This implies that you sell your products and services at varying prices. Explain the types of discounts that you offer for each element in your arrangements. Clarify whether these discounts impact your ability to establish VSOE of fair value of the elements in your arrangements as there is no specific amount that represents VSOE of fair value.
We sell our Software PCS, Premium Hardware Maintenance, and Storage Optimization Review Services at varying discounts both at the time of our systems sales and at the time of renewal. As mentioned above, we have analyzed our separate sales prices of these elements to ensure that the variation in our discounting does not preclude us from establishing VSOE of fair value. As shown in Appendix I, our separate sales discounting of these services at time of renewal are generally concentrated within a narrow range, based on the category of customer. We have concluded that such concentration is sufficient to enable us to establish VSOE (for Software PCS and Premium Hardware Maintenance/PCS bundles) or objective and reliable evidence (for Storage Reviews/Premium

Hardware Maintenance/PCS bundles) of the fair value of these undelivered elements.
8.	We note your disclosure, “(i)f undelivered products or services exist that are essential to the functionality of the delivered product in the arrangement, delivery is not considered to have occurred.” Clarify all post-delivery obligations that you include in your arrangements that cause you to determine that delivery has not occurred and whether such terms are typical provisions in your arrangements. Further, explain how you determine that the post-delivery obligations have been satisfied and that delivery has occurred. For your multiple element arrangements that include post-delivery obligations, explain how that post-delivery obligations impact the revenue recognition of the other elements in the arrangement.
The Company advises the Staff that we typically only ship systems that are complete and capable of meeting the performance specifications established in the sales contracts. Our typical system sale does not involve any undelivered products or services that are essential to the functionality of the delivered items. The wording of our disclose is to indicate our awareness of, and compliance with, the requirements of SOP 97-2 regarding the accounting for such undelivered elements, however it is not our customary business practice to engage in such activities. As part of our revenue recognition controls process, we review sales contracts for any performance commitments or other items, which would indicate that revenue should not be recognize in accordance with these provisions. Supplementally, we inform the Staff that at the end of fiscal 2005, we did not recognize any portion of the revenue on $4.1 million of product sales (0.3% of revenue) because those customers had contractually been promised next generation software or hardware upgrades, which was essential to meet the promised customer specifications. Accordingly, revenue was not recognized until those elements had been delivered.
9.	Where you have two or more undelivered elements in multiple element arrangements, such as PCS and maintenance services (comprised of technical support and hardware maintenance), tell us how your accounting and disclosure complies with paragraphs 12 and 58 SOP 97-2.
As noted in our previous responses, at the time of a system sale, the Company typically sells hardware, operating system software, Software PCS and may also sell additional elements such as premium hardware maintenance, storage optimization reviews and other technical support services. These invoices are discounted over a wide range at the time of sale and the Company does not believe it has VSOE of fair value for all of the elements of the arrangement. However, as described in our response to comment 7 above, we have concluded that we have established VSOE of fair value for all undelivered elements subject to SOP 97-2 (i.e., Software PSC when sold separately and Premium Hardware

Maintenance/PCS when sold as a bundle) and objective and reliable evidence of fair value for all undelivered elements subject to EITF 00-21 rather than SOP 97-2 (Storage Reviews/Premium Hardware Maintenance/PCS when sold as a bundle and other technical consulting services). Accordingly, under paragraph 12 of SOP 97-2 and paragraph 12 of EITF 00-21, we believe it appropriate to record revenue equal to the difference between the total arrangement fee and the amount deferred for the undelivered elements.
10.	We note your disclosure that the software subscription element on your arrangements includes unspecified product upgrades and enhancements on a when and if available basis, bug fixes, and patch releases. Please clarify the following with respect to this disclosure.
•	Please describe the various deliverables that comprise your software subscription arrangements.

•	Clarify whether software subscriptions are post-contract customer support (PCS) as defined by paragraph 56 of SOP 97-2. If so, clarify why you characterize amounts generated from PCS sales as product, not service revenues.

•	Explain whether this element includes unspecified additional software products and if so, explain your consideration of paragraphs 48 and 49 of SOP 97-2. Clarify how you differentiate between unspecified product upgrades and additional software products.
The Company advises the Staff that our Software Subscription Plans (SSP) represent the right to receive unspecified product upgrades and enhancements on a when-and-if-available basis, bug fixes and patch releases for periods of one to three years. We believe that these SSPs represent post contract customer support (PCS) as defined by paragraph 56 of SOP 97-2.

The rights contained in our SSP extend only to upgrades and enhancements to the software products purchased by the customer, and do not give the customer the right to receive additional products. Customers with SSP contracts who wish to obtain new software products must purchase those separately. Accordingly, they do not fall within the requirements of paragraph 48 and 49 of SOP 97-2, which applies only when:
As part of a multiple-element arrangement with a user, a vendor may agree to deliver software currently and to deliver unspecified additional software products in the future (including unspecified platform transfer rights that do not qualify for exchange accounting as described in paragraphs .50 through .55). For example, the vendor may agree to deliver all new products to be introduced in a family of products over the next two years. These arrangements are similar to arrangements that include PCS in that future deliverables are unspecified. Nevertheless, they are distinguished from arrangements that include PCS because the future deliverables are products, not unspecified upgrades/enhancements.
Even though our SSPs do not provide the customer the right to future product deliverables meeting the definition of paragraph 48 of SOP 97-2, we have included our SSP revenues as product, rather than service, in our statement of operations, with footnote disclosure of the percentage revenue relating to SSP revenue. In our future filings, we will disclose software maintenance revenues, as well as related cost of software maintenance revenues, as separate lines in our statements of operations.
11.	We note you offer both recourse and non-recourse lease financing arrangements to your customers based on your disclosure on page 91. Your disclosure further indicates that the financing is provided by third-party leasing companies. Clarify whether your involvement in this financing activity is limited to transferring financial assets (i.e. accounts receivable) to the third-party leasing companies. If so, tell us how you consider paragraph 9 of SFAS 140 when determining whether or not you have surrendered control of the transferred receivables. In addition, clarify whether you enter into arrangements whereby you engage in leasing or financing activity directly to your customers.
The Company advises the Staff that the Company does not engage in sales-type leasing or financing activities directly with its customers. In the leasing transactions described in Note 14 to our financial statements, we help arrange lease financing for our customers through pre-existing relationships with third-party leasing companies. We sell our products directly to the leasing company, and the lease arrangement is made between our customer and the leasing company. There is no lease or other receivable (i.e., a financial asset as defined in SFAS 140) between the Company and the customer that is transferred to the leasing company.

As described in Note 14, we may agree to some recourse arrangements with the third-party lessor in connection with their lease with our customer. We considered the guidance of TPA 5100.62 Indicators of Incremental Risk and Their Effect on the Evaluation of Whether a Fee is Fixed or Determinable and Software Revenue Recognition:
Any one of the following conditions or software vendor actions results in incremental risk and a presumption that the fee is not fixed or determinable:

1. Provisions that require the software vendor to indemnify the financing party above and beyond the standard indemnification provisions that are explicitly included in the software arrangement between the software vendor and the end user customer....
Based on this guidance, we have concluded that for recourse arrangements, revenue on the sale of our product to the leasing company should be deferred and recognized into income as payments to the leasing company come due.

12.	Tell us the components of deferred revenue and your consideration for disclosing such components.

At April 30, 2005, 97% of deferred revenue relates to the sales of Software PCS, Hardware Maintenance agreements and Storage Optimization Reviews which, as discussed above, are recognized ratably over the term of the contract. The balance of deferred revenue (3% of total deferred revenue) relates to revenues from recourse leases (see our response to question 11) and training and other revenue for which services have not yet been delivered. The amounts related to our recourse leases are disclosed in Note 14 to our financial statements. We will include the following in our accounting policies footnote in our financial statements for the year ended April 30, 2006:

Deferred Revenues — Deferred revenues consist primarily of amounts related to software subscriptions and other service arrangements.

In addition, the Company supplementally advises the Staff that short-term and long-term deferred revenues are disclosed separately on our consolidated balance sheets.
Note 8. Segment, Geographic, and Customer Information, page 83
13.	We note that you aggregate your geographic operating segments into one reportable segment. Tell us the operating segments you have identified and demonstrate how you have met all of the criteria of paragraphs 17 of SFAS 131 to aggregate the identified operating segments. As part of your response, tell us your consideration of paragraphs 73 and 74 of SFAS 131, which indicates that aggregation is appropriate only if “operating segments have characteristics so similar that they can be expected to essentially have the same future prospects.”

The Company advises the Staff that, other than our geographic operating segments, we have not identified any other segments that are considered to be operating segments in accordance with paragraph 10 of SFAS 131. With respect to geographic operating segments, we report sales, gross margin and direct selling expenses for our three geographic segments to our Chief Operating Decision Maker, Americas; Europe, Middle East, and Africa (EMEA); and Asia Pacific. (Both gross margin and selling costs are non-GAAP amounts because they exclude certain costs that are considered not controllable by the regional managers) We have combined these operating segments into one reporting segment because we believe they meet the aggregation criteria of paragraph 17 of SFAS 131 as follows:

Nature of products and services: All three of our geographies sell the same products and services. Our products are tailored to match the needs of our customers with a common product architecture and data management methodology enabling customers to deploy and manage their entire networked storage infrastructure in the same way.

Nature of the production process: The nature of our production processes is similar. We have manufacturing operations in Sunnyvale and Fremont, California, as well as Livingston, Scotland. These production facilities produce similar products for shipments around the world. We also provide the same level of services and support to our customers worldwide regardless of where in the world the systems are deployed.

Type of customer: Regardless of geography, the types of customers are similar, namely large and small enterprises deploying network and storage infrastructures.

Methods used to distribute products and services: All geographies use direct and indirect sales channels to sell the Company’s products. Worldwide technical support is provided at the Company’s call centers which provide the same services regardless of the location of the customer.

Regulatory environment: The Company’s products and customers are not typically impacted by regulatory issues.

The Company has also considered paragraphs 73 and 74 of SFAS 131 and believes that the characteristics of its operating segments are similar and have the same future prospects and long-term financial performance. Trends such as growth rates and gross margins are consistent year to year among these segments. The Company will continue to evaluate and assess its segment reporting as the Company grows and business conditions change.

14.	We note that you market your products and services, in part, as ‘IT Solutions’ and ‘Business Solutions.’ Clarify how you have evaluated paragraphs 10 through 15 of SFAS 131 when determining that these solutions do not represent separate operating segments. In this respect, we note that you use combination of products, technologies, and partners to deliver each solution. Clarify what information is reviewed by your chief operating decision maker to allocate such resources to these solutions.

The Company advises the Staff that the terms “IT Solutions” and “Business Solutions” describe a marketing strategy tailored to meet the needs of our customers. The Company considered paragraphs 10 through 15 of SFAS 131 in determining that these solutions do not represent separate operating segments. As noted in comment 13, we do not maintain separate financial information related to these solutions and no discrete financial information exists to manage these business activities. Our Chief Operating Decision Maker does not make decisions on resource allocation as a result of financial performance in these solutions nor do we have separate product line managers who are accountable to the Chief Operating Decision Maker for these activities.

Note 11. Business Combination, page 85
15.	We note your disclosure of the Spinnaker acquisition here and the Decru acquisition on page 17 of the Form 10-Q for the quarterly period ended October 28, 2005. Explain why a significant amount of the purchase price for each acquisition was allocated to goodwill and how you determined the fair value of the acquired technology. In this respect, we note your disclosure that the “The combination of NetApp unified storage and data management solutions with advanced distributed storage technologies acquired from Spinnaker will further our strategy to deliver Storage Grid solutions as the foundation for data infrastructures of the future” and “Decru’s technology will augment our data protection and security solutions and provide for a wide variety of deployments with vendors’ storage systems in NAS, DAS, SAN iSCSI, and even tape backup environments, which will allow us to pursue extended market opportunities.” Clarify why more value was not allocated to acquired technology as your disclosure indicates that will you generate significant cash flows from such technology. In addition, your disclosure should include a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. See paragraph 51 (b) of SFAS 141.

The Company advises the Staff that, at the time of acquisition, both Decru and Spinnaker were privately-held companies which were generating minimal revenues and operating losses. Both businesses had not yet established significant sales channels or customer relationships as of the acquisition date.

For both acquisitions, the value of the acquired technology was determined using independent third party valuations based upon data and assumptions compiled by management. The valuation of the acquired technology and other intangible assets was performed using discounted cash flows (the “Income Approach.”) Under this approach, revenues and expenses were forecasted for each product. Using their existing technology, Decru and Spinnaker were forecasted to achieve revenue growth for two to three years from the acquisition date and then decline in the following two to three years. Most importantly, in order to achieve projected growth in these years and beyond, Decru and Spinnaker would need to successfully develop future, yet-to-be defined technologies.

The Company also believes that a majority of the value is derived from projected income beyond fiscal year 2010 for Spinnaker and fiscal year 2011 for Decru. By this time, the acquired technology will be obsolete and replaced by new technology to be developed. Therefore, the majority of purchase price was allocated to goodwill.

The Company proposes to include the following disclosures in its next Form 10-K to be filed in July 2007.

Goodwill of $243.6 million was generated in connection with our acquisition of Spinnaker. Spinnaker was a pioneer in scalable system architectures, distributed file systems, next-generation clustering technologies, and virtualization. The current and future potential for this technology will improve our products in scalability, simplicity, and total cost of ownership for enterprise storage systems. In addition, at the time of its acquisition, Spinnaker had an experienced and knowledgeable workforce and an existing infrastructure.

Goodwill of $192.9 million was generated in connection with our acquisition of Decru. Decru, a market leader in storage security, offering data protection solutions for enterprises and governments, including regulatory compliance, privacy, secure consolidation, and outsourcing. The current and future potential for this technology will enable the Company to help its customers manage their risk of data theft and corruption with data encryption and authentication products. In addition, Decru has an experienced and knowledgeable workforce and an existing infrastructure.

16.	Please provide your significance analysis of the Decru acquisition in accordance with Rule 3-05 and Rule 1-02(w) of Regulation S-X.

The Company advises the Staff that the Company did not meet any of the significance tests at the 20% or greater level for the Decru acquisition that occurred in the second quarter of fiscal 2006 in accordance with Rule 3-05 and Rule 1-02(w) as follows:

Investment Test — The Company purchased Decru for approximately $283.2 million. This amounts to 11.9% of the Company’s total consolidated assets of $2,372.7 million as of April 30, 2005.

Asset Test — Decru’s total assets at April 30, 2005 totaled $19.3 million which amounts to less than one percent of the Company’s total consolidated assets of $2,372.7 million.

Income Test — For the year ended April 30, 2005, Decru had a loss before taxes of $8.9 million. For the same year, the Company’s income from continuing operations before income taxes, extraordinary items and cumulative effect of accounting changes was $276.2 million.

Based upon the results of these tests, the Company was not required to file audited financial statements of Decru.

Form 8-Ks filed on August 17, 2005 and November 16, 2005
17.	We note your use of non-GAAP financial measures excludes a number of recurring items. Demonstrate the usefulness of each non-GAAP measure in assessing performance when these recurring items are a result of your operations and have contributed to your performance. Refer to Question 8, Frequently Asked Questions regarding the use of Non-GAAP Financial Measures. As part of your response, ensure to demonstrate the way that management uses the non-GAAP measure to conduct or evaluate your business. If you are able to overcome the burden of demonstrating the usefulness of each measure, ensure future uses of non-GAAP measures include all of the disclosures identified in Item 10 of Regulation S-X and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

The Company will ensure that in future filings, use of non-GAAP financial measures will continue to include all of the disclosures required pursuant to Item 10 of Regulation S-X and the guidance set forth in the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

All financial transactions are recognized, recorded and reported in accordance with GAAP. Our non-GAAP financial measures exclude only charges associated with amortization of intangible assets, stock compensation, in process research and development, restructuring activities, net gain on investments, discrete GAAP provision matters recognized ratably for non-GAAP purposes, income and other tax effects of these items and certain other discrete tax items (such as the income tax on the one-time repatriation of $550 million of our foreign earnings into the United States to take advantage of the beneficial tax treatment of those repatriated earnings under the American Jobs Creation Act of 2004).

For example, the Company believes that analyzing operating performance by excluding non-cash charges, such as stock compensation and amortization of intangible assets, provides useful information concerning the appropriateness of various expense levels, comparability to prior periods and competitors results, and trends in the Company’s business that might not be as readily apparent by the inclusion of such non-cash charges. The Company endeavors to make clear that such non-GAAP financial measures are provided as only a supplement to the GAAP financials, and never uses non-GAAP financial measures for the purpose of smoothing operating results. Rather, the Company believes usage of such results enhances transparency and facilitates financial analysis.

Our management uses non-GAAP financial measures internally to understand, manage and evaluate our business results and make key operating decisions. For example, our Chief Executive Officer and Chief Financial Officer hold monthly business review sessions with all of our functional leaders, at which the functional leaders update our CEO and CFO about the performance of our business. At these sessions, management relies primarily on our non-GAAP financial measures. These business review sessions and the non-GAAP financial measures that are used during these sessions form the primary basis for how our management manages our business, including staffing levels, management priorities, revenue, margin and operating expense levels, and resource allocation. For instance, we use these non-GAAP financial measures rather than the corresponding GAAP measures to determine how we price our products and services.

These non-GAAP financial measures also assist our executive management in analyzing the future impact of various alternatives on the Company’s operating results and cash position, which helps us in our budgeting and forecasting activities. In addition, these monthly review sessions of both GAAP and non-GAAP financial measures provide the back-up that forms the basis for our CEO and CFO to make their certifications in our periodic reports, as required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. At the end of any given fiscal quarter (and for fiscal year end), as part of our disclosure controls and procedures, our finance department reports both GAAP and non-GAAP results used in these business reviews and in our GAAP financial reporting.

As another example, the Company believes that excluding restructuring charges and acquisition-related expenses, such as amortization of intangible assets and in process research and development, provides valuable supplemental information to investors in understanding the impact of such activities on the Company’s operating results, as well as assessing the benefits of acquisitions based on the cash return on the investments made. Investors have also informed us (both verbally and in formal surveys) that they consider financial measures of our results of operations excluding share-based compensation expense, restructuring and other related costs, the income and other tax effects of these items and certain other discrete tax items, as extremely important supplemental information useful to their understanding of our comparability with historical results and in estimating future results.

The Company will continue to fully comply with Regulation G in further presentations of non-GAAP financial measures. We believe that the benefits of period-to-period comparability and transparency are important to investors and our management in assessing Company performance and making key operating decisions.

We also confirm and acknowledge that (1) the Company is responsible for the adequacy and accuracy of the disclosure in this filing, (2) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at 408-822-7000. In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at 408-822-4412. Thank you for your assistance.
           Sincerely,

/s/ STEVEN J. GOMO
Steven J. Gomo
Chief Financial Officer Network Appliance, Inc

APPENDIX
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* Indicates that the material to be included in this Appendix has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.